Filed by: Danaher Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Danaher Corporation

Commission File No.: 001-08089

DANAHER ANNOUNCES FINAL EXCHANGE RATIO OF 5.5784

FOR ENVISTA EXCHANGE OFFER

Washington, D.C., December 11, 2019 – Danaher Corporation (NYSE: DHR) announced today the final exchange ratio for its previously announced offer to holders of shares of Danaher common stock to exchange their shares of Danaher common stock for shares of common stock of Envista Holdings Corporation (NYSE: NVST) owned by Danaher.

For each share of Danaher common stock that is validly tendered and not validly withdrawn by stockholders and that is accepted pursuant to the exchange offer, Danaher will deliver 5.5784 shares of Envista common stock to or at the direction of any such tendering stockholder.

The final calculated per-share value of Danaher common stock and the final calculated per-share value of Envista common stock, in each case determined in the manner described in the exchange offer prospectus, would have resulted in an exchange ratio of more than the upper limit of 5.5784. Accordingly, the final exchange ratio has been set at 5.5784 shares of Envista common stock for each share of Danaher common stock accepted in the exchange offer.

Because the exchange offer will be subject to proration if it is oversubscribed, the number of shares of Danaher common stock that Danaher accepts in the exchange offer may be less than the number of shares tendered. Based on the final exchange ratio, Danaher would accept for exchange approximately 22,921,984 shares of its common stock upon consummation of a fully subscribed exchange offer.

The exchange offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on December 13, 2019, unless the exchange offer is extended or terminated.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the dealer managers for the exchange offer.

ABOUT DANAHER

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands has leadership positions in the demanding and attractive health care, environmental and applied end-markets. With more than 20 operating companies, Danaher’s globally diverse team of approximately 71,000 associates is united by a common culture and operating system, the Danaher Business System, and its Shared Purpose, Helping Realize Life’s Potential.

FORWARD-LOOKING STATEMENTS

This communication contains certain statements about Danaher and Envista that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Danaher’s and Envista’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Danaher and Envista of the exchange offer, the anticipated timing and benefits of the exchange offer, Danaher’s and Envista’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Danaher’s and Envista’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the registration statement on Form S-4 and Form S-1 filed by Envista (the “Registration Statement”), including a prospectus (the “Prospectus”) forming a part thereof, the tender offer statement on Schedule TO filed by Danaher (the “Schedule TO”) and other exchange offer documents filed by Envista or Danaher, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Danaher nor Envista undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Danaher, Envista, and related matters, and Danaher will deliver the Prospectus to holders of Danaher common stock. Investors and security holders are urged to read the Prospectus and any other relevant documents filed with the SEC, when they become available and before making any investment decision, because they contain important information about Danaher, Envista and the exchange offer. None of Danaher, Envista, or any of their respective directors or officers or any of the dealer managers makes any recommendation as to whether investors should participate in the exchange offer.

Envista has filed with the SEC the Registration Statement, including the Prospectus forming a part thereof, and Danaher has filed with the SEC the Schedule TO, which contain important information about the exchange offer. Holders of Danaher common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO, other related documents, and any other information that Danaher and Envista file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Danaher common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://investors.danaher.com/envista-exchange-offer.

Danaher has retained Okapi Partners LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 877-566-1922 (toll-free for stockholders, banks and brokers) or +1-212-297-0720 (all others outside the U.S.).

CONTACT:

Matthew E. Gugino

Vice President, Investor Relations

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037

Telephone: (202) 828-0850

Fax: (202) 828-0860

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Telephone:

(877) 566-1922 (toll-free for stockholders, banks and brokers)

+1 (212) 297-0720 (all others outside the U.S.)

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